New Found Gold Files Third Quarter 2025 Financial Statements;

Grants Stock Options and Restricted Share Units

Vancouver, BC, November 7, 2025 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) announces that it has filed its quarterly financial statements for the quarter ended September 30, 2025 and the related Management's Discussion and Analysis (the "Q3 Documents").

The Q3 Documents are available under the Company's profile on SEDAR+ at www.sedarplus.ca and the Form 40-F is available under the EDGAR system of the SEC (www.sec.gov). New Found Gold's financial disclosure documents are also available on the Company's website at www.newfoundgold.ca.

The Company has granted incentive stock options to certain officers, and employees of New Found Gold to acquire an aggregate of 66,944 common shares in the capital of the Company at an exercise price of $2.70 (the "Options") in accordance with the Company's 10% rolling incentive stock option plan. The Options are exercisable for a 5-year term expiring November 6, 2030, and are subject to vesting provisions.

The Company also granted 41,348 restricted share units to certain officers of the Company in accordance with the "5% rolling" share unit plan of the Company, with 1/3 vesting one year from the date of grant, and 1/3 vesting every year thereafter until fully vested.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration company that holds a 100% interest in the Queensway Gold Project ("Queensway" or the "Project"), located in Newfoundland and Labrador, Canada, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the Project that covers a +110 km strike extent along two prospective fault zones.

On September 5, 2025 the Company announced it had entered into a definitive arrangement agreement (the "Arrangement") with Maritime Resources Corp. ("Maritime") to acquire all of the outstanding and issued shares that it does not already own  and on November 5, 2025 announced the overwhelming approval of the Arrangement at Maritime's annual general and special meeting (see news releases dated September 5, 2025 and November 5, 2025).

On September 8, 2025, the Company announced it had entered into a property purchase agreement with Exploits Discovery Corp. that would provide New Found Gold with a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (the "Claims") (see news release dated September 8, 2025). The Claims adjoin Queensway and would increase the size of Queensway by up to 33%, to a total of 234,050 hectares.

New Found Gold has a new management team in place, a strong treasury, a solid shareholder base which includes cornerstone investor Eric Sprott, and is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including the transactions with Maritime and Exploits Discovery Corp. (the "Transactions") and the merits and advantages of such Transactions; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, risks associated with obtaining the required approvals for the Transactions and satisfying the other conditions to the Transactions, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.